EXHIBIT 10.14

TIB FINANCIAL CORP.
RESTRICTED STOCK AGREEMENT ADDENDUM

This is an Addendum to the Restricted Stock Agreement. Section 4 of the Agreement is deleted in its entirety and replaced with the following:

4. **Termination of Services.** Subject to Section 3(b), if the Holder ceases Continuous Services for any reason before the Unvested Shares have vested, the Holder's rights with respect to the Unvested Shares will terminate and be returned to the Company. The Holder shall execute such documents and take such other actions as may be necessary in order to transfer full legal title with respect to such Unvested Shares to the Company.

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as originally set forth.

TIB FINANCIAL CORP.

By:_____

HOLDER

_____

_____
[PRINT NAME]